Exhibit 1

INCREDIMAIL ANNOUNCES STRONG SECOND QUARTER AND FIRST SIX MONTHS OF 2011
FINANCIAL RESULTS

Reports Record $16.7 Million in Revenues and $5.5 Million in Net Income for First Six Months of 2011

TEL AVIV, ISRAEL – August 15, 2011 - IncrediMail Ltd. (NASDAQ: MAIL), a digital media company that builds downloadable consumer products, today announced financial results for the second quarter and six month period ended June 30, 2011.

Second Quarter Financial Highlights
•	Q2 revenues were $8.1 million, reflecting 12% year-over-year growth;
•	Q2 customer acquisition costs increased to $1.7 million;
•	Net income was $2.2 million for the quarter; and
•	Cash flow from operations in Q2 was $2.0 million.

Six-Month Financial Highlights
•	Revenues for the first six months increased 18% year-over-year, to a record $16.7 million;
•	Net income increased 23% year-over-year to $5.5 million, or $0.54 per diluted share; and
•	Cash flow from operations almost tripled year-over-year, to over $4.1 million.

Commenting on the results, Josef Mandelbaum, IncrediMail’s CEO, said, “We significantly improved our top line growth in the first half of 2011, as our year-over-year organic growth continued in the second quarter primarily driven by an increase in search revenues, which was a result of our successful execution of certain changes required by our search partner. Additionally, to further accelerate future growth, we increased our customer acquisition costs in a meaningful way.  This is consistent with the strategy discussed in previous quarters, to ramp up our investment in organic growth, while maintaining a high level of profitability.”

Gross profits for the second quarter were $7.6 million, up 11% from $6.8 million in the second quarter of 2010.  For the first six months of 2011 gross profits reached $15.9 million, increasing 18% compared to the first half of 2010.

Research and Development expenses in the second quarter of 2011 decreased year-over-year and, as a percentage of sales, R&D expenses were 18% in the second quarter of 2011, compared to 21% in the same period of last year.

Sales and Marketing expenses increased from $1.2 million in the second quarter of 2010 to $2.6 million this year.  The increase was primarily attributable to the increased investment in customer acquisition costs.

Mandelbaum continued, “Our customer acquisition efforts are progressing nicely as we refine and adjust our spending based on results. We will continue to optimize our efforts in the third quarter as we learn more about the efficacy of our efforts.  This is a process that requires patience and discipline, but we believe the payoff will be significant.”

General and Administrative expenses increased from $0.8 million in the second quarter of 2010 to $1.9 million this year.  G&A expenses were similar to those in prior quarters, reflecting our ongoing efforts to enhance and broaden the management of the Company over the latter part of 2010, and also included approximately $0.2 million in initial acquisition costs, resulting from our recently announced Smilebox acquisition. The bulk of these acquisition costs will be incurred in the third quarter of 2011.

Income taxes in the first half of 2011 included non-recurring income tax credits of $1.4 million attributable to the successful resolution of audits of prior period results as well discontinuing dividend distribution.

“All in all we are making great progress and hitting the milestones we have laid out over the past year.  We have invested in consumer research and back end systems, increased our internal product pipeline, started testing and ramping up our media buying and brought in experienced senior level talent in marketing, product and corporate development while at the same time reducing costs in other areas.  And now, with the acquisition of Smilebox, we have executed on our first acquisition, which will significantly increase our product and revenue mix.  These are exciting times for the Company and we are very optimistic about the future,” Mandelbaum concluded.

IncrediMail recently announced it has signed a definitive agreement to acquire Smilebox Inc. and it is expected to close in the third quarter.  Smilebox is an easy-to-use, downloadable desktop application that allows consumers to use personal photos and videos to construct one-of-a-kind creations, including: greeting cards, invitations, slideshows, scrapbooks and photo albums.  Smilebox revenue has grown over 35% each year for the past few years, and it has established a strong consumer brand and loyal following through a strong focus on its consumers’ needs.

Conference Call
IncrediMail will host a conference call to discuss the results today, August 15th at 10:00 AM EDT (17:00 PM Israel Time). To listen to the call and view the accompanying slide presentation, please visit the Investor Relations section of IncrediMail's website at www.incredimail-corp.com. Click on the link provided for the webcast, or dial 1-(866)-744-5399. Callers from Israel may access the call by dialing (03) 918-0685.  The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ:MAIL) is a digital media company that builds downloadable consumer applications. The company’s award winning e-mail product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, PhotoJoy a photo sharing and discovery product, HiYo a graphic add-on to instant messaging software and Magentic, a wallpaper and screensaver software.

Non-GAAP measures
Use of Non-GAAP Financial Information - In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude reorganization expenses, one-time expenses and benefits, hand-over expenses and non-cash stock-based compensation expenses. IncrediMail also uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income; interest, taxes, stock-based compensation and depreciation and amortization. IncrediMail's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information as presented in this press release in evaluating and operating business internally and as such deemed it important to provide all this information to investors. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in tables immediately following IncrediMail's Statement of Operations in this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with uncertainty as to whether the transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the acquisition agreement, costs and potential litigation associated with the transaction, the failure of either party to meet the closing conditions set forth in the acquisition agreement, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction and in integrating the acquired business, the distraction of management and the Company resulting from the proposed transaction, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2010. The Company does not assume any obligation to update these forward-looking statements.

Contact Information

KCSA Strategic Communications
Rob Fink, 212-896-1206
rfink@kcsa.com
or
Chi-Chi Millaway, 212-896-1269
cmillaway@kcsa.com

### Tables Follow ###

INCREDIMAIL LTD.
CONDENSED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2011	2010
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,232	$16,055
Marketable securities	18,695	14,973
Trade receivables	2,460	2,795
Deferred taxes, net	285	-
Other receivables and prepaid expenses	6,011	4,485
Total current assets	39,683	38,308
LONG-TERM ASSETS:
Severance pay fund	825	877
Deferred taxes, net	48	102
Other long-term assets	376	478
Property and equipment, net	1,233	1,381
Other intangible assets, net	459	202
Total long-term assets	2,941	3,040
Total assets	$42,624	$41,348

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,419	$1,831
Deferred revenues	2,216	2,204
Accrued expenses and other liabilities	4,757	6,206
Total current liabilities	9,392	10,241
LONG-TERM LIABILITIES:
Deferred revenues	1,427	1,576
Accrued severance pay	1,392	1,379
Total long-term liabilities	2,819	2,955

SHAREHOLDERS' EQUITY Shares authorized: 15,000,000 and 40,000,000 and Shares issued and outstanding: 9,765,884 and 9,701,750 as of June 30, 2011 and December 31, 2010, respectively	30,413	28,152
Total liabilities and shareholders' equity	$42,624	$41,348

INCREDIMAIL LTD.
CONDENSED STATEMENTS OF OPERATIONS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Revenues	$8,051	$7,213	$16,738	$14,208
Cost of revenues	459	397	843	772
Gross profit	7,592	6,816	15,895	13,436
Operating expenses:
Research and development	1,465	1,550	3,341	3,188
Selling and marketing	2,568	1,248	4,082	2,592
General and administrative	1,911	821	3,546	1,687
Total operating expenses	5,944	3,619	10,969	7,467
Operating income	1,648	3,197	4,926	5,969
Financial income (expense), net	57	(63)	134	89
Income before taxes on income	1,705	3,134	5,060	6,058
Taxes on income (credit)	(509)	846	(396)	1,634
Net profit	$2,214	$2,288	$5,456	$4,424

Net earnings per Ordinary share:
Basic	$0.23	$0.24	$0.56	$0.46
Diluted	$0.22	$0.23	$0.54	$0.45
Diluted weighted number of shares	10,022	9,761	10,017	9,815
RECONCILIATION OF GAAP TO NON-GAAP RESULTS:
GAAP Net income	$2,214	$2,288	$5,456	$4,424
Stock based compensation	316	219	597	362
Non recurring income tax credit	(817)	-	(1,411)	-
Acquisition related expenses	222	-	222	-
Non-GAAP net income	$1,935	$2,507	$4,864	$4,786
Non-GAAP net earnings per share :
Basic	$0.20	$0.26	$0.50	$0.50
Diluted	$0.19	$0.26	$0.49	$0.49
GAAP net income	$2,214	$2,288	$5,456	$4,424
Income tax expense (credit)	(509)	846	(396)	1,634
Interest (income) expense, net	(57)	63	(134)	(89)
Depreciation, Amortization and Stock-based Compensation	485	412	946	747
EBITDA	$2,133	$3,609	$5,872	$6,716

INCREDIMAIL LTD.
CONDENSED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, unaudited

	Six months ended June 30,
	2011	2010
Cash flows from operating activities:
Net income	$5,456	$4,424
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	349	385
Stock based compensation expense	597	362
Amortization of premium and accrued interest on marketable securities	30	(26)
Loss (gain) from marketable securities, net	48	(137)
Deferred taxes, net	35	(889)
Accrued severance pay, net	65	56
Net changes in operating assets and liabilities:
Trade receivables	335	(242)
Other receivables and prepaid expenses	(2,789)	(848)
Other long-term assets	2	19
Trade payables	588	(229)
Deferred revenues	(137)	(333)
Accrued expenses and other liabilities	(453)	(1,004)
Net cash provided by operating activities	4,126	1,538

Cash flows from investing activities:
Purchase of property and equipment	(140)	(170)
Long term restricted cash	100	-
Capitalization of content costs and domain	(318)	(124)
Proceeds from sales of marketable securities	8,180	4,575
Investment in marketable securities	(11,915)	(15,024)
Net cash used in investing activities	(4,093)	(10,743)

Cash flows from financing activities:
Exercise of share options	29	283
Dividend paid	(3,885)	(4,130)
Net cash used in financing activities	(3,856)	(3,847)
Decrease in cash and cash equivalents	(3,823)	(13,052)
Cash and cash equivalents at beginning of period	16,055	24,368
Cash and cash equivalents at end of period	$12,232	$11,316